02018680

Vf 3-22-02

AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SINEX SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Valley View Lane Suite 300
(No. and Street)

Dallas (City) Texas (State) 75234 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. 143 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford A. Phillips 310/234-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
(Name – *If individual, state last, first, middle name*)

12300 Wilshire Boulevard (Address) Suite 410 Los Angeles (City), CA (State) 90025 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Vf 3-22-02

OATH OR AFFIRMATION

I, Bradford A. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sinex Securities, LLC., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2J 20002 - Bradford A Phillips, Separate Property
2J20004 - Montego Management II LLC
2J20006 - Bradford A Phillips - Family Account

STATE OF: California
COUNTY OF: Los Angeles

Subscribed and sworn to before me

Beverly Woods
Notary Public

[signature]
Signature

President
Title

BEVERLY WOODS
Commission # 1305695
Notary Public - California
Los Angeles County
My Comm. Expires Jun 22, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SINEX SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

SINEX SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001

INDEX

Independent auditors' report	1
Balance sheet	2
Statement of operations and members' equity	3
Statement of cash flows	4
Notes to financial statements	5 - 7
Independent auditors' report on supplemental information required by rule 17a-5 of the Securities and Exchange Commission	8
Reconciliation of the computation of net capital	9
Independent auditors' report on internal control structure required by rule 17a-5 of the Securities and Exchange Commission	10 - 11
Schedules not included in audit package	12

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
SINEX SECURITIES, LLC

We have audited the accompanying balance sheet of Sinex Securities, LLC as of December 31, 2001, and the related statements of operations and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sinex Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Merdinger Fruchter Rosen + Corso, P.C.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 26, 2002

SINEX SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 9,055
Marketable securities, at market value	9,569,202
Restricted cash	9,844
Prepaid expenses and other current assets	3,300
TOTAL ASSETS	$ 9,591,401
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 34,405
Accrued commissions and clearance charges	103,869
Securities sold, not yet purchased, at market value	255,532
Due to related party	44,178
Due to broker - dealers and clearing organization	8,219,553
Total liabilities	8,657,537
Commitments and contingencies	-
MEMBERS' EQUITY	933,864
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,591,401

The accompanying notes are an integral part of the financial statements.

SINEX SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	
Trading income	$ 266,161
Other income	16,543
Total revenue	282,704
OPERATING EXPENSES	
Commissions and clearance charges	174,491
Interest expense	26,829
Other operating expenses	17,977
Communication expense	13,335
License and fees	10,347
Employee compensation and benefits	8,314
Professional fees	8,230
Consulting and management fees	2,915
Depreciation and amortization	1,402
Total operating expenses	263,840
NET INCOME	18,864
MEMBERS' EQUITY – BEGINNING	669,342
MEMBERS' CONTRIBUTIONS	915,000
MEMBERS' DISTRIBUTIONS	(669,342)
MEMBERS' EQUITY – ENDING	$ 933,864

The accompanying notes are an integral part of the financial statements.

SINEX SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 18,864
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,402
Changes in certain assets and liabilities:	
Decrease in marketable securities, at market value	(9,569,202)
Increase in due to related parties	44,178
Increase in accounts payable and accrued expenses	33,405
Increase in accrued commissions and clearing charges	103,869
Increase in securities sold, not yet purchased, at market value	255,532
Increase in due to broker – dealer and clearing organizations	8,219,553
Total cash used in operating activities	(892,399)
Cash flows from investing activities:	
Decrease in clearing deposit	709
Total cash provided by investing activities	709
Cash flows from financing activities:	
Members' contributions	915,000
Members' distributions	(17,889)
Total cash provided by financing activities	897,111
Net increase in cash and cash equivalents	5,421
Cash and cash equivalents – Beginning of Year	3,634
Cash and cash equivalents – End of Year	$ 9,055

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest expense	$ 26,829
Franchise tax	$ -

Non-cash financing transactions:

During the year ended December 31, 2001, certain securities and due from officer were distributed to certain members.

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sinex Securities, LLC (the "Company") was formed on September 27,1995 under the laws of the state of California. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934, and in connection with these activities, holds no funds or securities for customers. The Company has offices primarily in California. All transactions are executed and cleared with a clearing broker-dealer on a fully disclosed basis, and accordingly, the Company is exempt from the provisions of Rule 15c-3 under subparagraph (k)(2)(b).

The Company is a wholly owned Subsidiary of MHK Investment Corp. ("MHK") (see Note 5).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

As a fully disclosed broker-dealer, customers' securities transactions are recorded through the clearing broker-dealer on a settlement date basis with related commission income and expenses recorded by the Company on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Revenue earned as a result of investment banking transactions is included in other revenue and is recorded at the time the transaction is completed and the income is reasonably determinable.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in revenue in the accompanying statement of operations. At December 31, 2001, marketable securities are "marked to the market" and the resulting unrealized gain or loss is recorded as income or expense in trading income.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturities three months or less to be cash equivalents. Marketable securities, held as inventories of the Company on its own trading account, are included as an operating activity in the statement of cash flows.

Fair Value of Financial Instruments

The carrying value of the Company's current assets and current liabilities approximates their fair value due to the relatively short maturity of these instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances exceeded FDIC insured levels at various times during the year. The company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is a limited liability company and, as such, chooses to report its income as a partnership whereby liability for taxes is that of the individual members rather than that of the Company.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 2001, the Company has no items that represent comprehensive income, and therefore has not included a schedule of comprehensive income in the financial statements.

NOTE 2 - MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value as of December 31, 2001 consists of federal and munici;al bonds totaling $9,569,202.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had numerous related party transactions during the year as follows:

Due to Related Parties

The following summarized due to related parties as of:

	December 31, 2001
a) Interfirst	$ 21,534
b) Former members	22,644
	$ 44,178

a) As of December 31, 2001, the Company has a related party payable totaling $21,534 to Interfirst Capital Corporation ("InterFirst"). InterFirst is a company 100% owned by MHK.

b) As of December 31, 2001, the Company has a related party payable totaling $22,644 to former members of the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)

Capital Contributions
During the year ended December 31, 2001, MHK contributed $915,000 in cash to the Company, and as of December 31, 2001, owns 100% of the Company.

Administrative Agreement
During November 2001, the Company entered into a month to month operating agreement with InterFirst totaling $1,000 per month for administrative and office expenses. For the year ended December 31, 2001, the Company recognized $2,000 of expenses from this agreement.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Clearing Agreement
The Company entered into a clearing agreement during November 2001 with Correspondent Services Corporation ("CSC"), whereas CSC will avail itself of clearing, execution, and other services relating to the securities business.

NOTE 5 - MEMBERS' EQUITY

On October 8, 2001, MHK purchased 100% of the members' interest in the Company from their existing members.

During the fourth quarter of 2001, MHK contributed $915,000 as members' contributions.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. As of December 31, 2001, the Company had net capital of $387,295, which was $375,131 in excess of its required net capital of $12,164. The Company's net capital ratio was 0.47 to 1 at December 31, 2001.

NOTE 7 - OFF BALANCE SHEET RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company, and is responsible for execution, collection and payment of funds, and receipts and delivery of securities relative to customers' transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12300 WILSHIRE BOULEVARD
SUITE 410
LOS ANGELES, CA 90025

TEL: (310) 442-4746
FAX: (310) 442-4736

NEW YORK OFFICE
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106
TEL: (212) 757-8400
FAX: (212) 757-6124

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
SINEX SECURITIES, LLC

We have audited the accompanying financial statements and supplemental schedules Sinex Securities, LLC as of and for the year ended December 31, 2001, and issued our report thereon dated February 26, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merdinger Fruchter Rosen + Corso P.C.
MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 26, 2002

SINEX SECURITIES, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

	Amount Per Auditors' Calculation	Unaudited Amounts Reported By Broker	Difference
Total stockholder equity from statement of financial condition	$ 933,864	$ 946,121	$ (12,257)
Deduction and/or changes:			
Restricted cash	9,844	9,844	-
Prepaid expenses and other current assets	3,300	3,300	-
Total deductions and/or charges	13,144	13,144	-
Net capital before changes on financial position	920,720	932,977	(12,257)
Necessary changes on security positions	(533,425)	(421,116)	(112,309)
Net capital	387,295	511,861	(124,566)
Minimum net capital required	(12,164)	(32,874)	20,710
Excess net capital	$ 375,131	$ 478,987	$ (103,856)
Total aggregate indebtedness included in statement of financial condition	$ 182,452	$ 493,110	
Ratio of aggregate indebtedness to net capital	0.47 to 1	0.96 to 1	

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

TO THE BOARD OF DIRECTORS OF
SINEX SECURITIES, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sinex Securities, LLC for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

making quarterly securities examinations, counts, verifications, and comparisons;

recordation of differences required by rule 17a-13; and

complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merdinger, Fruchter, Rosen & Corso, P.C.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
February 26, 2002

The following schedules are not applicable to Sinex Securities, LLC:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:
   Sinex Securities, LLC is exempt from the reserve requirement under Rule15c3-3(K)(2)(b).

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3:
   Sinex Securities, LLC is exempt from the reserve requirement under Rule 15c3-3(K)(2)(b).

3. A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3:
   Sinex Securities, LLC is exempt from the reserve requirements under Rule 15c3-3(K)(2)(b).

4. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation:
   Sinex Securities, LLC has no subsidiaries.